Exhibit 23.1

Consent of Independent Auditors

The Board of Directors and Shareholders

Sonic Innovations, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-36562, 333-59988, 333-76250, 333-98303 and 333-99035) on Forms S-8 of Sonic Innovations, Inc. and subsidiaries of our report dated January 27, 2003, with respect to the consolidated balance sheet of Sonic Innovations, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the year then ended, and the related 2002 information included in the consolidated financial statement schedule, which reports appear in the December 31, 2002 annual report on Form 10-K of Sonic Innovations, Inc.

/s/    KPMG LLP

Salt Lake City, Utah

March 26, 2003